DANIEL J. CARR
[Dill Dill Carr Stonbraker & Hutchings, P.C. Letterhead]          JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
www.dillanddill.com                                               ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
                                                               FELICITY TOMPKINS
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada






February 28, 2005



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      AMERA RESOURCES CORPORATION
         FORM 20-F FILED ON OCTOBER 28, 2004
         FILE NO. 0-51005

Dear Mr. Schwall:

On behalf of Amera Resources Corporation (the "Company"), Amendment No. 1 to the registration statement on Form 20-F is being filed.

The comments of the Staff in its letter dated December 2, 2004, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

Comments 1, 2 and 3 have been noted. However, in response to Comment 3, the Company has provided certain information, including the information set forth in the Capitalization and Indebtedness section, as of the date of the most recent balance sheet, as allowed in Section III(B)(f) of the Staff's publication entitled International Reporting and Disclosure Issues In the Division of Corporation Finance, available on the Commission's website at:
http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm.

RISK FACTORS

4. ELIMINATE FROM THIS SECTION DISCLOSURE THAT MITIGATES THE RISK YOU PRESENT. FOR INSTANCE, WHEN DISCUSSING A SHAREHOLDERS ABILITY TO ENFORCE CIVIL LIABILITIES AGAINST THE COMPANY, DELETE THE SENTENCE THAT BEGINS, "HOWEVER, U.S. LAWS WOULD GENERALLY BE ENFORCED . . ." ADDITIONALLY, WHEN DISCUSSING POSSIBLE CHALLENGES TO YOUR TITLE, DELETE THE SENTENCE, "THE COMPANY IS NOT AWARE OF CHALLENGES TO THE LOCATION OR AREA OF ITS PROPERTY INTERESTS."

         RESPONSE:    Complied.  See pages 11 to 19.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 2



5. STATE EACH RISK DIRECTLY AND SUCCINCTLY. AVOID EXCESSIVE INFORMATION THAT SERVES ONLY TO MAKE THE DISCLOSURE LONGER.

         RESPONSE:  Complied.  See pages 11 to 19.

6. INCLUDE ONE RISK FACTOR UNDER EACH SUBHEADING. FOR INSTANCE, BUT NOT LIMITED TOO, DISCUSS RISKS ASSOCIATED TSX VENTURES EXCHANGE AS A SEPARATE RISK. FURTHER, THE RISK FACTOR, "EXPLORATION FOR MINERALS ON . . ." PAGE 12 APPEARS TO CONTAIN SEVERAL RISKS ASSOCIATED WITH YOUR OPERATIONS. AT THE SAME TIME, HOWEVER, ELIMINATE RISK FACTORS THAT SIGNIFICANTLY OVERLAP WITH EACH OTHER OR ADDRESS ESSENTIALLY THE SAME ISSUE. FOR INSTANCE, YOU HAVE TWO RISK FACTORS THAT ADDRESS THE EFFECTS OF YOUR LIMITED FINANCIAL RESOURCES AND TWO RISK FACTORS THAT ADDRESS THE EFFECTS OF GOVERNMENT REGULATION.

         RESPONSE:  Complied.  See pages 11 to 19.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL . . . - PAGE 10

7. DISCLOSE YOUR NET OPERATING DEFICIT AND DISCUSS HOW LONG THE COMPANY CAN OPERATE WITHOUT THE SALE OF ADDITIONAL SECURITIES.

         RESPONSE:  Complied.  See page 11.

8. DISCLOSE THE FACT THAT YOUR AUDITOR ISSUED A GOING CONCERN OPINION AS A SEPARATE RISK FACTOR.

         RESPONSE: The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business; however, the Company's auditor has not issued a going concern opinion.

THIS REGISTRATION STATEMENT CONTAINS . . . - PAGE 16

9. PLEASE DELETE THIS RISK FACTOR. WE NOTE THAT YOU HAVE ALREADY INCLUDED A SECTION ON THE FORWARD-LOOKING INFORMATION. THE RISK FACTOR SECTION SHOULD CONTAIN ONLY THOSE RISKS THAT ARE UNIQUE TO YOUR OPERATIONS OR INDUSTRY.

         RESPONSE:  Complied.  See page 17.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 3


INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY - PAGE 18

10. WE NOTE THAT YOU CHANGED YOUR NAME FROM XS CAPITAL CORP. TO AMERA RESOURCES CORPORATION. HERE OR ON PAGE 54, EXPLAIN WHY YOU CHANGED YOUR NAME, WHETHER THIS INVOLVED ANY CHANGE IN MANAGEMENT OR CONTROL AND WHETHER YOUR OPERATIONS HAVE CHANGED SINCE YOUR INCORPORATION. REFER TO
         ITEM 4.A.4 OF FORM 20-F.

         RESPONSE:  Complied.  See page 19.

11. BASED UPON THE DISCLOSURE UNDER "EMPLOYMENT AGREEMENTS," IT APPEARS THAT THERE ARE AFFILIATIONS BETWEEN YOU AND IMA, IMASA AND GOLDEN ARROW. FOR EACH PROPERTY PURCHASED, DISCUSS HOW YOU CAME TO DETERMINE THE PURCHASE PRICE.

         RESPONSE: Complied. See pages 19 to 20. Please note that the valuation amounts which were recorded by the Company and IMA in connection with the acquisition of the Mogote Project and the Chubut Properties were approved by the Company's auditors and IMA's auditors.

12. ON PAGE 19, YOU STATE THAT THE COMPANY INTENDS TO SELL ADDITIONAL SECURITIES TO FINANCE EXPLORATION. HERE OR IN YOUR LIQUIDITY DISCUSSION, REVISE TO INDICATE HOW MANY SHARES YOU INTEND TO SELL AND HOW MUCH MONEY YOU NEED TO RAISE TO FUND YOUR EXPLORATION ACTIVITIES, TO THE EXTENT KNOWN AT THIS TIME.

         RESPONSE: At this time, the Company does not know how much money will need to be raised and, consequently, how many shares will need to be sold. The number of shares sold and the pricing will be determined by, among other things, the outcome of the Company's exploration programs and decisions to conduct further exploration, the proposed costs of such projects, and the market price of the Company's shares. The Company has revised the disclosure accordingly. See page 38.

GOVERNMENT REGULATIONS - PAGE 20

13. PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF THE GOVERNMENT REGULATIONS AFFECTING YOUR BUSINESS. FOR EXAMPLE, IF A PERMIT IS REQUIRED FOR YOU TO CONDUCT ANY EXPLORATORY ACTIVITIES, PLEASE DISCUSS THE REQUIREMENTS FOR THE PERMIT, WHETHER YOU HAVE OBTAINED SUCH A PERMIT OR THE STATUS OF YOUR APPLICATION FOR THE PERMIT AND THE REGULATORY BODY RESPONSIBLE FOR GRANTING THE PERMIT. WE MAY HAVE FURTHER COMMENTS. SEE ITEM 4.B.8 OF FORM 20-F.

         RESPONSE:  Complied.  See pages 21 to 23.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 4


REGIONAL AND LOCAL GEOLOGY - PAGE 25

14. WE NOTE YOUR DISCLOSURE THAT THE PROPERTY IS UNDERLAIN BY BASEMENT ROCK, WHICH IS FAULTED AGAINST AND OVERLAIN BY TERTIARY AGE VOLCANIC ROCK. REVISE TO INDICATE THE IMPACT THIS HAS ON YOUR ABILITY TO MINE THE PROPERTY.

         RESPONSE: The Company does not believe that the underlying basement rock has any effect on the Company's ability to mine the property. Accordingly, no changes have been made.

ESPERANZA PROJECT - PAGE 30

15. REVISE TO INDICATE THE EXPECTED COST OF BRINGING THE ESPERANZA PROPERTY "UP TO THE BANKABLE FEASIBILITY" WITHIN THREE YEARS.

         RESPONSE: At this time, the Company is unable to determine the costs of a feasibility study, or even if such a study is warranted, until substantially more information is available. The Company has revised the disclosure accordingly. See page 33.

CHUBUT PROJECT - PAGE 30

16. REVISE TO INDICATE WHY YOU PURCHASED THE RIGHTS TO THESE PROPERTIES. WE NOTE YOUR DISCLOSURE THAT YOU HAVE NO PLANS TO WORK ON THESE PROPERTIES IN THE IMMEDIATE FUTURE.

         RESPONSE:  Complied.  See page 34.

EL GIGANTE-RICA PROJECT - PAGE 31

17. REVISE TO INDICATE HOW MUCH YOU PAID FOR THE OPTION ON THESE PROPERTIES AND IDENTIFY THE PARTY FROM WHICH YOU PURCHASED THE OPTION.

         RESPONSE: The Company entered into the option agreement and paid a geologist to perform an evaluation on the property. In addition, the Company acquired additional claims near the property. Based upon the results of the geologist's report, the Company decided not to pursue this property and terminated the option. The Company also gave the additional claims to the vendor of the option. The Company spent approximately US$15,000 on the exploration work and the additional claims. No payments were made to the vendor of the option. The Company does not believe, given the minimal amount expended by the Company, that the El-Gigante-Rica Project is or was material to the Company's operations. As such, the disclosure has been removed from the registration statement. See page 34.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 5


PLAN OF OPERATION - PAGE 31

18. PLEASE PROVIDE AN UPDATE ON PHASE I. HAVE YOU COMMENCED THE EXPLORATION? IF NOT, WHEN DO YOU PLAN ON STARTING PHASE I, AND WHAT IMPACT WILL ANY DELAY HAVE ON PHASE II.

         RESPONSE:  Complied.  See pages 35 to 36.

19. ON PAGE 31, YOU STATE THAT YOU STATE THAT "GENERATIVE EXPLORATION ACTIVITIES ARE PLANNED TO CONTINUE" IN NEVADA. REVISE YOUR BUSINESS DISCUSSION TO INCLUDE DISCLOSURE ON ANY RIGHTS OR INTERESTS YOU HAVE IN NEVADA. IT SEEMS THAT YOUR ACTIVITIES HAVE BEEN FOCUSED ON ARGENTINA AND PERU.

         RESPONSE: As of February 28, 2005, the Company has not acquired any rights or interests in Nevada. The disclosure has been revised accordingly. See page 35.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 34

20. WE NOTE YOUR STATEMENT THAT "[T]HE COMPANY DOES NOT CONSIDER THAT IT HAS ADEQUATE RESOURCES TO MAINTAIN ITS ONGOING OPERATIONS AND CURRENT PROPERTY COMMITMENTS FOR THE ENSUING YEAR." EXPLAIN WHAT AMOUNT YOU FEEL WOULD BE "ADEQUATE."

         RESPONSE:  Complied.  See page 38.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - PAGE 34

21. WE NOTE THAT MANY OF YOUR EXECUTIVES WILL BE WORKING FOR THE COMPANY ON A PART TIME BASIS. FOR EACH EXECUTIVE, REVISE TO INDICATE THE NUMBER OF HOURS PER WEEK EACH EXECUTIVE IS EXPECTED TO WORK FOR THE COMPANY.

         RESPONSE:  Complied.  See pages 40 to 42.

22. REVISE TO IDENTIFY ANY COMPANIES (A) EMPLOYING IDENTIFIED DIRECTORS OR OFFICERS OR (B) WITH WHICH ANY OFFICERS OR DIRECTORS ARE AFFILIATED. IN ADDITION, IF IT IS NOT CLEAR WHAT LINE OF BUSINESS THE COMPANY IS ENGAGED IN, PLEASE PROVIDE A DESCRIPTION.

         RESPONSE:  Complied.  See pages 40 to 42.

EMPLOYMENT AGREEMENTS - PAGE 40

23. REVISE TO DISCUSS WHAT FACTORS THE BOARD WILL LOOK AT IN DETERMINING A TERMINATION PAYMENT.

         RESPONSE: As of February 28, 2005, the criteria for the termination payment not been determined. Any decision by the board of directors to grant Mr. Cacos a bonus upon termination is subject to the board of directors' fiduciary duties to the Company. The disclosure has been revised accordingly. See page 45.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 6




24. REVISE TO INDICATE WHY IMA OR GOLDEN ARROW WILL BEGIN TO REIMBURSE THE COMPANY FOR MR. TERRY'S FEES. IN ADDITION, INDICATE THE PORTION OF MR. TERRY'S COMPENSATION THAT GOLDEN ARROW IS EXPECTED TO PAY.

         RESPONSE: The Company has engaged Grosso Group Management Ltd. (the "Grosso Group") to provide services to the Company and intends on entering into a formal agreement with the Grosso Group in the near future. The effective date for the formal agreement is expected to be January 1, 2005. In connection therewith, it is anticipated that the Company's agreement with David Terry will be terminated, effective January 1, 2005, and Mr. Terry will enter into a similar agreement with the Grosso Group. The disclosure has been revised accordingly. See pages 45 to 48.

25. IN THE APPROPRIATE LOCATION, INCLUDE A MORE COMPLETE DISCUSSION ON THE GROSSO GROUP. INCLUDE WITHIN THIS DISCUSSION THE NAMES OF ALL EMPLOYEES CONTROLLED BY THE GROSSO GROUP.

         RESPONSE:  Complied.  See pages 46 to 48.

26. PROVIDE A MORE COMPLETE EXPLANATION OF THE SERVICES IMA PROVIDED TO THE COMPANY AND HOW YOU DETERMINED THE AMOUNT THAT WAS TO BE REIMBURSED. FOR INSTANCE, WHAT "CORPORATE DEVELOPMENT SERVICES" WERE PROVIDED BY IMA AND HOW AS THE COST OF $27,000 DETERMINED?

         RESPONSE: The Company does not believe these payments are material to the Company and does not believe any changes are necessary. Accordingly, no changes have been made.

27. DISCLOSE THE NAMES OF THE PURCHASERS IN THE PRIVATE PLACEMENT DISCUSSED ON PAGE 50. FURTHER, DISCUSS THE PRICING POLICIES OF TSX VENTURE. ADDITIONALLY, REVISE TO DISCLOSE THE AMOUNT RAISED IN THE PRIVATE PLACEMENT AND HOW THE PROCEEDS WERE USED.

         RESPONSE:  Complied.  See pages 59 to 61.

EMPLOYEES, PAGE 45

28. YOU STATE YOU HAVE NO EMPLOYEES. HOWEVER, WE NOTE THAT YOU EMPLOY A NUMBER OF EXECUTIVE OFFICERS. PLEASE RECONCILE AND REVISE YOUR DISCLOSURE ACCORDINGLY.

         RESPONSE:  Complied.  See page 53.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 7


ADDITIONAL INFORMATION

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS - PAGE 57

29. PLEASE DISCLOSE THE CONDITIONS UNDER WHICH EXTRAORDINARY GENERAL MEETINGS ARE CONVOKED. SEE ITEM 10.B.5 OF FORM 20-F.

         RESPONSE: Under the Business Corporations Act (British Columbia), the Company does not have extraordinary general meetings. The Company is authorized to hold annual general meetings and general meetings. The disclosure has been revised accordingly. See page 69.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES - PAGE 60

30. REVISE TO INDICATE WHETHER THE COMPANY ASSUMES RESPONSIBILITY FOR THE WITHHOLDING OF ANY TAXES. REFER TO ITEM 10.E OF FORM 20-F.

         RESPONSE:  Complied.  See page 73.

INSPECTION OF DOCUMENTS - PAGE 63

31. PLEASE DISCLOSE TO READERS THAT ANY PUBLICLY FILED DOCUMENTS MAY BE VIEWED AND INSPECTED AT THE COMMISSION'S PUBLIC REFERENCE ROOM. ENSURE THAT THE COMMISSION'S COMPLETE ADDRESS IS INCLUDED.

         RESPONSE:  Complied.  See page 76.

ENGINEERING COMMENTS

GENERAL

32. FOR YOUR PROPERTY, PROVIDE THE DISCLOSURES REQUIRED BY INDUSTRY GUIDE 7(B). IN PARTICULAR, PROVIDE:
            o   THE LOCATION AND MEANS OF ACCESS TO THE PROPERTY.
            o   A MAP(S) SHOWING THE LOCATION OF YOUR PROPERTIES.
            o ANY CONDITIONS THAT YOU MUST MEET IN ORDER TO OBTAIN OR RETAIN TITLE TO THE PROPERTY.
            o A BRIEF DESCRIPTION OF THE ROCK FORMATION AND MINERALIZATION OF EXISTING OR POTENTIAL ECONOMIC SIGNIFICANCE ON THE PROPERTY.
            o   A DESCRIPTION OF THE PRESENT CONDITION OF THE PROPERTY.
            o   A DESCRIPTION OF ANY WORK COMPLETED ON THE PROPERTY.
            o   A DESCRIPTION OF EQUIPMENT AND OTHER INFRASTRUCTURE FACILITIES.
            o   THE CURRENT STATE OF EXPLORATION OF THE PROPERTY.
            o THE TOTAL COST OF YOUR PROPERTY INCURRED TO DATE AND PLANNED FUTURE COSTS.
            o   THE SOURCE OF POWER THAT CAN BE UTILIZED AT THE PROPERTY.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 8



            o IF APPLICABLE, PROVIDE A CLEAR STATEMENT THAT THE PROPERTY IS WITHOUT KNOWN RESERVES AND THE PROPOSED PROGRAM IS EXPLORATORY IN NATURE.
         REFER TO INDUSTRY GUIDE 7(B)(1)-(5) FOR SPECIFIC GUIDANCE. INDUSTRY GUIDE 7 CAN BE REVIEWED ON THE INTERNET AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7.

         RESPONSE:  Complied.  See pages 24 to 36.

33. INSERT A SMALL-SCALE MAP SHOWING THE LOCATION AND ACCESS TO YOUR PROPERTY. NOTE THAT SEC'S EDGAR PROGRAM NOW ACCEPTS DIGITAL MAPS, SO PLEASE INCLUDE THESE IN ANY FUTURE AMENDMENTS THAT ARE UPLOADED TO EDGAR. IT IS RELATIVELY EASY TO INCLUDE AUTOMATIC LINKS AT THE APPROPRIATE LOCATIONS WITHIN THE DOCUMENT TO GIF OR JPEG FILES, WHICH WILL ALLOW THE FIGURES AND/OR DIAGRAMS TO APPEAR IN THE RIGHT LOCATION WHEN THE DOCUMENT IS VIEWED ON THE INTERNET. FOR MORE INFORMATION, PLEASE CONSULT THE EDGAR MANUAL, AND IF YOU NEED ADDITION ASSISTANCE, PLEASE CALL FILER SUPPORT AT 202-942-8900. OTHERWISE, PROVIDE THE MAP TO THE STAFF FOR OUR REVIEW.

         RESPONSE: Complied. See pages 29 to 31. Please note that the Company's filings via EDGAR are done in ASCII text format and, as such, the Company cannot include the maps as GIF or JPEG graphics. The maps have been included in the paper copies of the Form 20-F/A Amendment No. 1 accompanying this letter.

34. YOU UTILIZE A SIGNIFICANT AMOUNT OF TECHNICAL TERMINOLOGY THAT IS PROBABLY UNFAMILIAR TO THE AVERAGE INVESTOR. REVISE YOUR FILING TO DEFINE TECHNICAL WORDS THROUGH THE CONTEXT OF YOUR DISCUSSION AS MUCH AS POSSIBLE. PROVIDE DEFINITIONS TO THE GLOSSARY FOR WORDS THAT CANNOT BE ADEQUATELY DEFINED IN THE TEXT. INCLUDE IN A GLOSSARY ONLY THOSE GEOLOGIC OR TECHNICAL TERMS NOT UNDERSTOOD BY THE AVERAGE INVESTOR THAT CANNOT BE DEFINED IN THE TEXT.

         RESPONSE:  Complied.  See pages 2 to 5 and pages 24-34.

RISK FACTORS, PAGE 10

35. THE SECOND PARAGRAPH ON PAGE 10 USES THE TERM ORE. "ORE(S)", OR "ORE BODY" - UNDER SEC INDUSTRY GUIDE 7, THE TERMS "ORE(S)," OR "ORE BODY" ARE TREATED THE SAME AS THE TERM "RESERVE." SINCE ALL DEPOSITS ARE NOT NECESSARILY RESERVES, REMOVE THE TERM "ORE(S)," AND "ORE BODY" FROM THIS DEFINITION AND THE REST OF THE FILING.

         RESPONSE: Complied. The Company has removed the terms throughout the filing where the removal does not affect the context of the discussion.

36. THE SECOND PARAGRAPH ON PAGE 10 UTILIZES THE TERM OPERATION. THE WORDS "OPERATION(S)," "DEVELOPMENT," AND "PRODUCTION" HAVE VERY SPECIFIC MEANINGS UNDER INDUSTRY GUIDE 7(A)(4), (SEE HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7).
         THEY REFERENCE THE "DEVELOPMENT STAGE" WHEN COMPANIES ARE ENGAGED IN PREPARING RESERVES FOR PRODUCTION, AND THE "PRODUCTION STAGE" WHEN COMPANIES ARE ENGAGED IN COMMERCIAL-SCALE, PROFIT-ORIENTED EXTRACTION OF MINERALS. IF YOU DO NOT HAVE ANY "RESERVES," AS DEFINED BY GUIDE 7, PLEASE REMOVE THE TERMS "OPERATION(S)," "DEVELOP," "DEVELOPMENT" OR "PRODUCTION" THROUGHOUT THE DOCUMENT,

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 9


         AND REPLACE THEM, AS NEEDED, WITH THE TERMS "EXPLORE" OR "EXPLORATION." THIS INCLUDES THE USING OF THE TERMS IN THE FINANCIAL STATEMENT HEAD NOTES AND FOOTNOTES SEE INSTRUCTION 1 TO PARAGRAPH (A), INDUSTRY GUIDE 7.

         RESPONSE: Complied. The Company has removed the terms throughout the registration statement and the financial statements, where the removal does not affect the context of the discussion.

37. ADD A RISK FACTOR THAT ADDRESSES THAT FACT THAT THE PROBABILITY OF AN INDIVIDUAL PROSPECT EVER HAVING "RESERVES" THAT MEET THE REQUIREMENTS OF INDUSTRY GUIDE 7 IS EXTREMELY REMOTE, IN ALL PROBABILITY, YOUR PROPERTIES DO NOT CONTAIN ANY RESERVES, AND ANY FUNDS SPENT ON EXPLORATION WILL PROBABLY BE LOST.

         RESPONSE:  Complied.  See page 11.

38. ADD A RISK FACTOR THAT ADDRESSES THE FACT THAT A PROFESSIONAL GEOLOGIST OR MINING ENGINEER HAS NOT EXAMINED YOUR PROPERTY IN THE FIELD AND DETAIL THE RISKS TO INVESTORS.

         RESPONSE: David Terry, the Company's Vice President - Exploration, is a professional geologist and has visited the Mogote Project and Esperanza property. A professional geologist has not visited the Chubut Properties; however, at this time the Company does not believe the Chubut Properties are material to the Company, given the Company's investment in those properties and the fact the exploration on those properties is currently on hold. Therefore, the Company does not believe a risk factor is required. If the Company decides to move forward with exploration on the Chubut Properties, the Company intends on having a professional geologist visit the properties.

EXPLORATION HISTORY, PAGE 25

39. IN THE FIRST PARAGRAPH OF THIS SECTION, GOLD VALUES ARE QUOTED AS RANGING FROM A VALUE. AS A GENERAL CHECKLIST, WHEN REPORTING THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES:
            o DISCLOSE ONLY WEIGHED-AVERAGE SAMPLE ANALYSES ASSOCIATED WITH A MEASURED LENGTH OR A SUBSTANTIAL VOLUME.
            o ELIMINATE ALL ANALYSES FROM "GRAB" OR "DUMP" SAMPLES, UNLESS THE SAMPLE IS OF A SUBSTANTIAL AND DISCLOSED WEIGHT.
            o ELIMINATE ALL DISCLOSURE OF THE HIGHEST VALUES OR GRADES OF SAMPLE SETS.
            o   ELIMINATE GRADES DISCLOSED AS "UP TO" OR "AS HIGH AS."
            o   ELIMINATE STATEMENTS CONTAINING GRADE AND/OR SAMPLE-WIDTH
                RANGES.
            o AGGREGATED SAMPLE VALUES FROM RELATED LOCATIONS SHOULD BE AGGREGATED BASED ON A WEIGHTED AVERAGE OF LENGTHS OF THE SAMPLES.
            o GENERALLY, USE TABLES TO IMPROVE READABILITY OF SAMPLE AND DRILLING DATA.
            o SOIL SAMPLES MAY BE DISCLOSED AS A WEIGHTED AVERAGE VALUE OVER SOME AREA.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 10


            o   REFRAIN FROM REPORTING SINGLE SOIL SAMPLE VALUES.
            o CONVERT ALL PPB QUANTITIES TO PPM QUANTITIES FOR DISCLOSURE. REVISE YOUR TEXT ACCORDINGLY.

         RESPONSE:  Complied.  See pages 24 to 34.

40. SINCE THE CUTOFF GRADE CONCEPT IS IMPORTANT TO UNDERSTANDING THE POTENTIAL OF YOUR MINERAL PROPERTIES, DISCLOSE A DEFINITION FOR THE TERM "CUTOFF" THAT ILLUMINATES THE FACT THAT A "CUTOFF" GRADE OR TENOR IS USED TO DEFINE A MINERAL RESOURCE THAT HAS REASONABLE PROSPECTS FOR ECONOMIC EXTRACTION. IN ESTABLISHING THE CUT-OFF GRADE, IT MUST REALISTICALLY REFLECT THE LOCATION, DEPOSIT SCALE, CONTINUITY, ASSUMED MINING METHOD, METALLURGICAL PROCESSES, COSTS, AND REASONABLE METAL PRICES OF THE MINERAL DEPOSIT.

         RESPONSE: The Company does not believe a discussion of a cutoff grade is warranted at this time for the Mogote Property since no resources have been defined on the property.

DIRECTORS AND SENIOR MANAGEMENT, PAGE 34

41. UNLESS YOU CAN SUBSTANTIATE SIGNIFICANT TECHNICAL TRAINING AND/OR EXPERIENCE IN MINERALS EXPLORATION OR MINING BY MEMBERS OF YOUR MANAGEMENT, YOU NEED TO INCLUDE A RISK FACTOR EARLY IN THE RISK FACTOR SECTION THAT YOUR MANAGEMENT LACKS TECHNICAL TRAINING AND EXPERIENCE WITH EXPLORING FOR, STARTING, AND/OR OPERATING A MINE. WITH NO DIRECT TRAINING OR EXPERIENCE IN THESE AREAS, YOUR MANAGEMENT MAY NOT BE FULLY AWARE OF MANY OF THE SPECIFIC REQUIREMENTS RELATED TO WORKING WITHIN THIS INDUSTRY. THEIR DECISIONS AND CHOICES MAY NOT TAKE INTO ACCOUNT STANDARD ENGINEERING OR MANAGERIAL APPROACHES MINERAL EXPLORATION COMPANIES COMMONLY USE. CONSEQUENTLY, YOUR OPERATIONS, EARNINGS, AND ULTIMATE FINANCIAL SUCCESS COULD SUFFER IRREPARABLE HARM DUE TO MANAGEMENT'S LACK OF EXPERIENCE IN THIS INDUSTRY.

         RESPONSE: Both David Terry, the Company's Vice President - Exploration, and Lindsay Bottomer, a director of the Company, are professional accredited geologists. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." As such, the Company does not believe a risk factor is necessary.

42.      DISCLOSE:
            o BRIEFLY, DESCRIBE THE PERSON'S BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS.
            o THE APPROXIMATE PERCENT OF THEIR TIME THAT THE OFFICERS WORKED ON AFFAIRS OF YOUR COMPANY THIS LAST YEAR.
            o OTHER SIGNIFICANT RESPONSIBILITIES THAT THEY CURRENTLY HAVE WITH OTHER COMPANIES.
         SEE ITEM 401 OF REGULATION S-B.

         RESPONSE: Complied. See pages 40 to 42. Please note that Regulation S-B does not apply to foreign private issuers.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 28, 2005
Page 11


PLANNED FUTURE WORK, PAGE 26

43.      EXPAND YOUR DISCLOSURE ABOUT YOUR EXPLORATION PLANS FOR YOUR
         PROPERTIES:
            o DISCLOSE A BRIEF GEOLOGICAL JUSTIFICATION FOR EACH OF YOUR EXPLORATION PROJECTS WRITTEN IN NON-TECHNICAL LANGUAGE.
            o GIVE A BREAKDOWN YOUR EXPLORATION TIMETABLE AND BUDGET, INCLUDING ESTIMATED AMOUNTS THAT WILL BE REQUIRED FOR EACH EXPLORATION ACTIVITY, SUCH AS GEOPHYSICS, GEOCHEMISTRY, SURFACE SAMPLING, DRILLING, ETC. FOR EACH PROSPECT.
            o   IF THERE IS A PHASED PROGRAM PLANNED, BRIEFLY OUTLINE ALL
                PHASES.
            o ALTERNATIVELY, DISCLOSE THAT YOU HAVE NO CURRENT DETAILED PLANS TO CONDUCT EXPLORATION ON YOUR PROPERTY.
            o   DISCLOSE HOW THE EXPLORATION PROGRAM WILL BE FUNDED.
         IDENTIFY WHO WILL BE CONDUCTING ANY PROPOSED EXPLORATION WORK, AND DISCUSS WHAT THEIR QUALIFICATIONS ARE.

         RESPONSE:  Complied.  See pages 24 to 36.

WEBSITE

44. TO THE EXTENT THAT YOUR WEB SITE CONTAINS DISCLOSURE ABOUT ADJACENT OR OTHER PROPERTIES ON WHICH YOU HAVE NO RIGHT TO EXPLORE OR MINE, CONSIDER INCLUDING CAUTIONARY LANGUAGE SUCH AS THE FOLLOWING:

                    "THIS WEB SITE ALSO CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE SEC'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE SEC. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES."

         RESPONSE: The Company will consider adding the proposed language to its web site.


Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ CRAIG A. STONER

Craig A. Stoner

Enclosures

CC:      Amera Resources Corporation